
July 26, 2021

James DiPrima
Chief Executive Officer
Green Stream Holdings Inc.
201 E. Fifth Street
Suite 100
Sheridan, WY 82801

   Re: Green Stream Holdings Inc.
    Amendment No. 6 to Form 10-12G
    Filed June 14, 2021
    File No. 000-53279

Dear Mr. DiPrima:

   We issued comments to you on the above captioned filing on June 29, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 9, 2021.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact Pam Long at 202-551-3765 or Eric McPhee at 202-551-3693 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Peter Campitiello, Esq.